UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024
Commission File Number: 001-40238

HYWIN HOLDINGS LTD.

F3, Hywin Financial Centre, 8 Yincheng Mid. Road, Pudong New District,

Shanghai, People’s Republic of China, 200120
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Hywin Holdings Ltd. to Hold Annual General Meeting on June 28, 2024

On June 7, 2024 Beijing Time, the registrant announced that an annual general meeting (the “AGM”) of the registrant will be held through a conference call on Friday, June 28, 2024, at 10:00 a.m., Beijing Time (or 10:00 p.m. Thursday, June 27, 2024, Eastern Time). Copies of the press release and the notice of the AGM issued by the registrant regarding the foregoing are filed herewith as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Exhibits

99.1              Press release dated June 7, 2024.

99.2              Notice of the AGM dated June 6, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hywin Holdings Ltd.

	By:	/s/ Lawrence Lok
	Name:	Lawrence Lok
	Title:	Chief Financial Officer

Date: June 7, 2024 Beijing Time